Boston Financial Apartments
Associates, L. P. 101 Arch Street Boston, MA 02110 617-439-3911

June 2, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Jorge Bonilla, Division of Corporation Finance
Mail Stop 0409

Re:	Boston Financial Apartments Associates, L.P.

Form 10-KSB for the year ended December 31, 2004

File No. 0-10057

Dear Mr. Bonilla:

This letter responds to your letter to Jenny Netzer dated May 5, 2005 regarding the Form 10-KSB for the year ended December 31, 2004 (File No. 0-10057) filed by Boston Financial Apartments Associates, L.P. (the “Partnership”). The numbered paragraphs below correspond to the numbered paragraphs in your letter. For convenience of reference, we first set forth the Commission’s comment in full, followed by the Partnership’s response.

Form 10-KSB for the year ended December 31, 2004

FN 2 Significant Accounting Policies, Investment in Local Limited Partnerships

1.	We note your disclosure that the Partnership concluded that it is not the primary beneficiary of any of the local limited partnerships (equity method investments) that meet the definition of a VIE. Please further tell us how many of the local limited partnerships were not VIE’s, and why, as outlined under paragraph 5 of FIN 46R. In addition, please supplementally explain to us how you concluded you were not the primary beneficiary of those entities that were determined to be VIE’s, particularly in light of your 99% economic interest in those entities and whether or not you factored in the value of the tax credits to the Partnership’s unit holders with respect to those conclusions. Refer to paragraph 14 of FIN 46R.

In addition, for those entities which you determined were not VIE’s, please tell us how you reached your conclusions with respect to equity method accounting. Refer to SOP 78-9.

Company Response:

Boston Financial Apartments Associates, L.P. (the “Partnership”) was established in 1981 to provide investors with tax loss benefits through an early 1980’s tax shelter syndication. It does not participate in the U.S. low-income housing tax credit program, which was enacted in 1986. At December 31, 2004, the Partnership held investments in three Local Limited Partnerships (“LLPs”). In order to conclude whether any of these LLPs are variable interest entities (“VIEs”), the holders of each LLP’s respective equity investment at risk must be identified. Once the group is identified, a determination must be made as to whether this group lacks any one of the characteristics in paragraph 5(b). If so, then the entity is a VIE.

Pursuant to FIN 46R (the “Interpretation”), upfront fees paid to an equity investor are required to constitute a reduction in equity at risk for purposes of the equity sufficiency test in paragraph 5(a)(3) of the Interpretation. The general partner of each LLP initially contributes a nominal capital contribution and, accordingly, the impact of upfront development fees results in the general partner having received a complete return of that initial equity investment. As such, the general partner does not have an equity investment at risk and for purposes of paragraph 5(b) is not part of the group of holders of the equity investment at risk. The Partnership (who is the limited partner) provides the remaining equity investment and therefore the Partnership is part of the group of holders of the equity investment at risk.

Paragraph 5(b)(1) of the Interpretation states that an entity is a VIE when the group of holders of the equity investment at risk do not have the ability to make decisions that have a significant impact on the success of the entity. Accordingly, each LLP is a VIE because the Partnership does not have the ability to make decisions that significantly affect the operations of the LLPs (since the general partner controls the LLP). Because each LLP is a VIE, subsequent to the adoption of FIN 46R, there are no other entities that follow SOP 78-9.

In accordance with paragraph 16 of the Interpretation, variable interests held by related parties and their de facto agents should be aggregated for purposes of determining the primary beneficiary of a VIE. A de facto agency relationship generally exists when a party is restricted from its ability to realize or manage its economic interest in the entity. Parties that, under the terms of an agreement, cannot sell, transfer, or encumber their interests in the entity without the prior approval of the related party are considered to be restricted in their ability to realize or manage their economic interest in the entity. We note that such provisions prohibiting a sale, transfer, or encumbrance of the general partners’ interests in the LLPs exist in the related partnership agreements.

As indicated in paragraph E38, there are certain circumstances whereby an enterprise seeks to avoid consolidation of a Variable Interest Entity (“VIE”) by dispersing its variable interests among its related or affiliated parties such that no one party holds a majority of the expected losses. The guidance in paragraph 16 of FIN 46R assists in preventing such occurrences. There are however other circumstances when related parties hold variable interests in VIEs for valid business purposes. Even though the related parties are not attempting to circumvent the rules, paragraph 17 of FIN 46R requires that all such variable interests held by related parties and de facto agents be combined for purposes of identifying the primary beneficiary of a VIE to ensure that the party most closely associated with the VIE consolidates it. Even when a majority of the expected losses are held by one party within the related party group, the guidance in paragraph 17 assists in identifying the most appropriate party in that related party group to consolidate the VIE.

The Board clarified the purpose of paragraphs 16 and 17 in paragraph D49 which states, “The Board decided that the primary beneficiary should be the party most closely associated with the variable interest entity. The guidance includes factors to be considered but does not identify a single factor as determinative. The Board understands that the application of this guidance to specific situations requires an enterprise to make judgments based on all relevant facts and circumstances including the nature of the relationships between, and activities of, the parties involved. The Board expects that the revised guidance will put more emphasis on the need to make reasonable judgments in those circumstances.” Therefore, even when one party in the related party group holds a majority of the expected losses, there may be other more important and substantive facts that lead to the conclusion that another party in the related party group is more closely associated with the VIE.

Management evaluated the partnership agreements, and identified that the basic purpose of the rights given to the limited partner to control the sale, transfer or encumbrance of the general partner’s ownership interest in the LLP is to restrict the original developer of the project and party that has performed the tasks necessary to form a tax shelter property from nonperformance of its obligations under the partnership agreement. The general partner provides guarantees relating to construction completion, permanent financing, regulatory agency endorsements, United States Department of Housing and Urban Development (“HUD”) compliance, and operating deficits. Such guarantees, together with variability associated with fees earned by and loans made by the general partner, create the need for limited partner assurance of and control over the general partner’s performance. The restriction is provided for substantive business reasons, which include establishing roles and protecting the vested interests of the parties. Given that the general partner receives a large development fee in the early stages of the project’s existence, replacing the general partner with a party to undertake the aforementioned risks is not typical. Accordingly, management believes that these factors provide sufficient support for why, under these facts and circumstances, the restriction does not serve as a quality control measure. In this form of tax shelter partnership, the limited partners want to constrain the general partner from exiting without performing its obligations under the partnership agreement since it is the general partner that designed this specific property partnership. Furthermore, the partnership agreement does not contain any specific provisions that would suggest that this restriction was included to ensure that the next general partner is not less qualified than the current general partner. Accordingly, we conclude that a substantive transfer restriction described in paragraph 16 of the Interpretation exists for the applicable LLPs.

Paragraph 17 of the Interpretation indicates that if the aggregate interests held by the related parties would, if held by a single party, identify that party as the primary beneficiary, a determination must be made as to which member of the related party group should consolidate the VIE. Because such conditions exist, we note that paragraph 17 also indicates the party that is most closely associated with the activities of the VIE should be considered the primary beneficiary. Paragraph 17 requires careful consideration of all relevant facts and circumstances including the criteria described in the paragraph in order to determine the party most closely associated with the LLP. Our analysis of the paragraph 17 criteria included the following:

The existence of a principal - agency relationship between parties within the related party group; there are no legal principal/agency relationships between the general partner and the limited partner. However, since the general partner is prohibited from selling, transferring or encumbering its interest in the LLP without approval by the limited partner, the general partner is the de facto agent and the limited partner is the principal. This factor would point to the limited partner being the primary beneficiary since it is the de facto principal. Management weighed this into the overall analysis.

The relationship and significance of the activities of the variable interest entity to the various parties within the related party group; the activities of the Local Limited Partnership are the development, production and delivery of affordable housing to residents. The general partner of the partnership is the party that initiates the LLP formation, identifies the property and location, develops the property, executes the regulatory agreement, assumes responsibility for initial and continuing compliance with HUD and other regulatory agencies, arranges construction and HUD insured permanent financing, and manages the property on a day to day basis once development is complete. Property management includes ensuring that after development the property is run in accordance with HUD standards, including the leasing to qualified tenants on an annual basis. Therefore, there is an abundance of factors that indicate that the party most closely associated with the activities of the VIE is the general partner. Conversely, the limited partner is not involved with the activities of the VIE and is a passive investor that relies on the general partner to oversee the LLP’s activities and to make significant business decisions. Management believes that this factor in paragraph 17(b) should be considerably weighted in the analysis regarding the identification of the party most closely associated with the VIE.

A party’s exposure to the expected losses of the variable interest entity; The provisions of the Local Limited Partnership agreement require the general partner to assume significant financial risk for construction completion, for successful closing of permanent financing, for operating deficits, and for compliance with HUD regulations and the related provisions for subsidies. In addition, because the LLPs were formed in the early 1980s as part of a tax shelter syndication, limited partner expectations were to derive the greater part of their economic return from tax losses. In fact, because the LLPs are highly leveraged, have rents that are regulated by HUD, have regulatory limitations on distributions, and have subordinate financing priorities, there was little or no expectation for limited partners to receive cash returns on their investment. Accordingly, in light of such circumstances, we believe the activities of the VIE are more significant to the general partners because the various guarantees they make and the various risks they assume drive the most variability. In fact, the limited partner is protected from the predominant variability because of the general partner’s guarantees and risks. Such risks and guarantees are discussed in greater detail below:

Construction risk - The terms of the agreement result in the general partner assuming the economic risk with respect to the cost of construction of the property. Such construction costs include initial development costs or, in the case of an existing property, rehabilitation costs and working capital requirements of HUD. In the event of construction cost overruns, the general partner is required to fund amounts in excess of those amounts provided by the limited partner’s stated capital contribution.

Operating deficit risk - The general partner has significant contractual responsibility to provide funds for operating deficits of the LLPs. Such provisions result in the general partner assuming economic risk for cash flow deficits during, and for a period of years after, the initial lease-up period.

Financing risk - The terms of the LLP agreement result in the general partner assuming economic risk with respect to qualifying for and obtaining permanent financing. Such risk includes liability for additional payments and expenses required to be made to ensure the closing of permanent financing which includes HUD’s endorsement and insurance of such permanent financing.

HUD compliance risk - The general partners are required to manage the property in a manner that complies with HUD regulations. In the event a general partner is negligent with regard to HUD compliance, the general partner assumes economic risk with regard to repayment or loss of subsidies, together with costs associated with a default of the terms of the permanent financing.

Variability of general partner fees - Upon achieving the requisite milestones in terms of construction completion, certificate of occupancy, the acceptance of cost certification, lease-up, permanent financing and breakeven operations, the general partner is paid fees and distributions equal to the remaining designated proceeds, as defined in the agreement. In this regard, the terms of the partnership agreement result in substantial variability to the general partner both in terms of fees and distributions payable to the general partner and in terms of risk for additional cash funding required by the general partner.

Overall, the limited partner’s exposure to cash flow variability from construction, permanent financing, lease-up, and HUD compliance is largely mitigated based on the provisions of the partnership agreement. In addition, such arrangements resulted in low expected variability with regard to tax loss benefits. When considered within the context of little or no expectation for limited partner cash returns, the quantitative analysis of exposure to variable losses, which considers tax loss benefits as cash flows, indicates the general partner is the party with the greatest exposure to expected losses of the variable interest entity. Similar to the factor in paragraph 17(b), we believe that paragraph 17(c) also provides substantial support for identifying the general partner as the party most closely associated with the VIE.

Design of the variable interest entity - The project partnership was formed by the general partner to conduct the business of the real estate project including development, rehabilitation, financing, and rental operations as contemplated by the general partner. The design is consistent with structures commonly encountered and used in the real estate development and residential housing business for the past 30 years. Accordingly, the general partner is most closely associated with the design of the variable interest entity. Many of the design factors are described in more detail under the “Relationship and Significance” factor above.

In considering the paragraph 17 factors described above, management understands that paragraph 17 requires an overall assessment of which party is most closely associated with the variable interest entity.

This assessment requires careful overall consideration of all relevant facts and circumstances in addition to the relative importance of individual factors. Overall, the evaluation concluded that the activities of the general partner are most closely associated with the activities of the variable interest entity as supported by the items above. Significant weight was placed on factors 17(b), 17(c), and 17(d), which consistently provide evidence that the general partner is the party in the related party group that is most closely associated with the VIE.

* * * * *

As you have requested, and consistent with SEC Press Release 2004-89, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the discussion above is responsive to the Commission’s comments. If you have any questions, please do not hesitate to contact the undersigned at 617-439-3911.

Sincerely,

/s/ Jenny Netzer

Jenny Netzer

Principal Executive Officer

BFTG Residential Properties, Inc., as

Managing General Partner of

Boston Financial Apartments

                Associates, L.P.

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